UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of April 2020

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company’s Registration Statements on Form S-8 (333-171568) and Form F-3 (333-171866).

EXHIBIT INDEX

Exhibit No.	Document
99.1	Notice of Meeting of Shareholders to be held on May 7, 2020
99.2	Information Circular – Proxy Statement dated March 19, 2020 for the Annual Meeting of Shareholders to be held on May 7, 2020
99.3	Form of Proxy
99.4	Notice and Access Notification

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BAYTEX ENERGY CORP.
/s/ Rodney D. Gray
Name:    Rodney D. Gray

Title:	Executive Vice President and Chief Financial Officer

Dated: April 1, 2020